UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.2)*

                              HARRY FARMERS MARKET
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    415863109
                                 (CUSIP Number)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  415863109        13G                                Page 2 of 3 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ROBERT FLEMING INC.
          13-3298866

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
        Joint filing pursuant to Rule 13d-1 (f) (1)   See Item 2         (b)

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE

NUMBER OF                5.  SOLE VOTING POWER
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                *See Attached
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER           *See Attached

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        *See Attached

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        *See Attached

12.   TYPE OF REPORTING PERSON*
        IA

Cusip No.  415863109        13G                                Page 3 of 3 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
          HARRY FARMERS MARKET

   (b)  Address of Issuer's Principal Executive Offices:
          1180 UPPER HEMBREE ROAD
          ROSWELL, GA  30076

2. (a)  Name of Person Filing:
          ROBERT FLEMING INC.

   (b)  Address of Principal Business Office for Each of the Above:
          320 Park Avenue, 11th Floor
          New York, NY  10022

   (c)  Citizenship:
         DELAWARE CORPORATION

   (d)  Title of  Class of  Securities:

   (e)  CUSIP Number:
          415863109

3. This statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
          IA

4. Ownership:
   (a) Amount Beneficially Owned as of December 31, 1997:       * See attached
   (b) Percent of Class:                                        * See attached
   (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote                 NONE
         (ii)  shared power to vote or to direct the vote       * See attached
         (iii) sole power to dispose or to direct the disposition of    NONE
         (iv)  shared power to dispose or to direct the disposition of *See
                                                                      Attached
5. Ownership of Five Percent or Less of a Class:
          N/A


6. Ownership of More than Five Percent on Behalf of Another Person:
          N/A

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
          N/A

8. Identification and Classification of Members of the Group:
          N/A

9. Notice of Dissolution of  Group:
          N/A

10. Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 19, 1998


Signature: By /s/ Jonathan K. Simon
           Jonathan K. Simon
           Director - Robert Fleming, Inc.
           President - Fleming Capital Management, Division of RFI



                   *ADDENDUM TO 13G FOR HARRY'S FARMERS MARKET
                   -------------------------------------------

         Robert Fleming Inc. holds potentially 24% of share capital based upon:

                           (A+B+C+D) / (A+B+C+E)=24%

         Where:

         A represents 888,888 convertible preferred held as at 12/31/96

         B represents 300,000 market warrants held as at 12/31/96

         C represents 44,444 performance warrants held as at 12/31/96

         D represents 50,000 common shares held as at 12/31/96

         E represents share capital as at 12/31/96 of 4,132,000